Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

FDA approves Dupixent® (dupilumab) as first biologic medicine for children aged 6 to 11 years with moderate-to-severe atopic dermatitis

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In the pivotal trial, more than twice as many children achieved clear or almost clear skin and more than four times achieved itch reduction with Dupixent plus topical corticosteroids (TCS) compared to TCS alone

*	Three-quarters of patients receiving Dupixent achieved at least a 75% improvement in overall disease, with an average improvement of approximately 80%

*	Safety consistent with the established safety profile of Dupixent across adult and adolescent atopic dermatitis patients

PARIS and TARRYTOWN, N.Y. – May 26, 2020 – The U.S. Food and Drug Administration (FDA) approved Dupixent® (dupilumab) for children aged 6 to 11 years with moderate-to-severe atopic dermatitis whose disease is not adequately controlled with topical prescription therapies or when those therapies are not advisable. Dupixent is the only biologic medicine approved for this patient population.

“This FDA approval is another milestone in the journey for Dupixent as an innovative biologic treatment for atopic dermatitis and other conditions driven in part by type 2 inflammation,” said John Reed, M.D., Ph.D., Global Head of Research and Development at Sanofi. “Caregivers of children with moderate-to-severe atopic dermatitis and their physicians now have access to a first-in-class biologic with a proven safety profile, a factor that often plays a critical role in treatment decisions for younger patients. Additionally, improvements in itch and disease severity were observed as early as two weeks after the first dose and continued throughout active treatment, which is important for these children and their families.”

Dupixent is a fully-human monoclonal antibody that inhibits the signalling of the interleukin-4 (IL-4) and interleukin-13 (IL-13) proteins, and is not an immunosuppressant. Data from Dupixent clinical trials have shown that IL-4 and IL-13 are key drivers of the type 2 inflammation that plays a major role in atopic dermatitis, asthma and chronic rhinosinusitis with nasal polyposis (CRSwNP). Across all approved indications globally, more than 150,000 patients have been treated with Dupixent.

“This approval brings the paradigm-changing efficacy and established safety profile of Dupixent to children with moderate-to-severe atopic dermatitis. This young, vulnerable population struggles with debilitating symptoms and disease covering over half of their body, impacting them and their families, who spend countless hours helping them manage their disease,” said George D. Yancopoulos, M.D., Ph.D., Co-founder, President and Chief Scientific Officer at Regeneron. “We continue to study Dupixent in even younger children with uncontrolled moderate-to-severe atopic dermatitis from 6 months to 5 years old, as well as in children with uncontrolled, persistent asthma. Additionally, we are investigating Dupixent in other diseases driven by type 2 inflammation including eosinophilic esophagitis, food and environmental allergies, chronic obstructive pulmonary disease and other dermatologic diseases.”

Dupixent continues to revolutionize the treatment of moderate-to-severe atopic dermatitis

The FDA evaluated the Dupixent application under Priority Review, which is reserved for medicines that represent potentially significant improvements in efficacy or safety in treating serious conditions. The FDA previously granted Breakthrough Therapy designation to Dupixent for the treatment of severe atopic dermatitis in children 6 months to 11 years of age not well controlled on topical prescription medications. The Breakthrough Therapy designation was created to expedite the development and review of drugs developed for serious or life-threatening conditions.

Atopic dermatitis, the most common form of eczema, is a chronic inflammatory disease that often appears as a rash on the skin. Moderate-to-severe atopic dermatitis is characterized by rashes that can potentially cover much of the body and can include intense, persistent itching, skin lesions and skin dryness, cracking, redness or darkness, crusting and oozing. Itch is one of the most burdensome symptoms for patients and can be debilitating.

Dupixent comes in two doses, prescribed based on weight (300 mg every four weeks for children ≥15 to <30 kg and 200 mg every two weeks for children ≥30 to <60 kg, following an initial loading dose), as a pre-filled syringe for pediatric patients aged 6 to 11 years.

Safety and efficacy of Dupixent across moderate-to-severe atopic dermatitis is consistent in patients aged 6 years and older

The FDA approval is based on data that includes pivotal Phase 3 results on the efficacy and safety of Dupixent combined with topical corticosteroids (TCS) compared to TCS alone in children with severe atopic dermatitis. In the trial, children treated with Dupixent and TCS experienced significant improvements in overall disease severity, skin clearance and itch.

Results at 16 weeks showed:

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84% improvement in average EASI (Eczema Area and Severity Index) from baseline in patients who received Dupixent every four weeks and 80% in patients who received Dupixent every two weeks, compared to 49% and 48% for TCS alone, respectively.

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75% of patients who received Dupixent every four weeks and 75% of patients who received Dupixent every two weeks achieved EASI-75 (Eczema Area and Severity Index-75), compared to 28% and 26% for TCS alone, respectively.

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54% of patients who received Dupixent every four weeks and 61% of patients who received Dupixent every two weeks experienced at least a 4-point reduction in itch intensity on a 0 to 10-point scale (weekly average of daily Peak Pruritus Numerical Rating Scale), compared to 12% and 13% for TCS alone, respectively.

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30% of patients who received Dupixent every four weeks and 39% of patients who received Dupixent every two weeks achieved clear or almost clear skin (Investigator’s Global Assessment or IGA), compared to 13% and 10% for TCS alone, respectively.

The safety profile of Dupixent with TCS was similar to what was observed in adults and adolescents with atopic dermatitis, and consistent through 52 weeks. Safety data over the 16 week treatment period showed:

•	Overall rates of adverse events (AEs) were 65% for Dupixent every four weeks, 61% for Dupixent every two weeks and 72% and 75% for TCS alone, respectively.

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AEs that were more commonly observed with Dupixent included upper respiratory tract infections (15% for Dupixent every four weeks, 9% for Dupixent every two weeks, and 8% and 12% for TCS alone, respectively), injection site reactions (10% for Dupixent every four weeks, 14% for Dupixent every two weeks, and 7% and 5% for TCS alone, respectively), nasopharyngitis (10% for Dupixent every four weeks, 3% for Dupixent every two weeks, and 3% and 10% for TCS alone, respectively), conjunctivitis (7% for Dupixent every four weeks, 9% for Dupixent every two weeks, and 3% and 5% for TCS alone), vomiting (5% for Dupixent every four weeks, 7% for Dupixent every two weeks, and 7% and 7% for TCS alone, respectively) and fever (5% for Dupixent every four weeks, 2% for Dupixent every two weeks, and 7% and 0% for TCS alone, respectively).

Additional prespecified AEs across all weight groups and doses included skin infections (6% for Dupixent every four weeks, 8% for Dupixent every two weeks, and 13% for TCS alone), which is noteworthy because patients with atopic dermatitis have an increased risk of skin infections. In adult atopic dermatitis trials, the incidence of serious skin infections was 57% less with Dupixent compared to the control groups. In addition, in the pediatric trial (6-11 years of age), herpes viral infections occurred in 0% of Dupixent patients every four weeks, 2% of Dupixent patients every two weeks, and 5% for patients on TCS alone.

Dupixent has been studied in more than 8,000 patients ages 6 years and older across more than 40 clinical trials.

Dupixent is currently approved in the U.S. and other countries to treat several diseases driven by type 2 inflammation

Dupixent is an injection under the skin (subcutaneous injection) at different injection sites. In the pediatric (6-11 years of age) population Dupixent is given either every two weeks (200 mg) or four weeks (300 mg), based on weight, following an initial loading dose. Dupixent is intended for use under the guidance of a healthcare professional and can be given in a clinic or at home by self-administration after training by a healthcare professional. In children younger than 12 years of age, Dupixent should be administered by a caregiver.

Dupixent is also approved in the U.S. to treat patients aged 12 years and older with moderate-to-severe atopic dermatitis that is not well controlled with prescription therapies used on the skin (topical), or who cannot use topical therapies; for use with other asthma medicines for the maintenance treatment of moderate-to-severe eosinophilic or oral steroid dependent asthma in patients aged 12 years and older whose asthma is not controlled with their current asthma medicines; and for use with other medicines for the maintenance treatment of CRSwNP in adults whose disease is not controlled. In adolescents 12 years of age or older, it is recommended that Dupixent be administered by or under the supervision of an adult.

Regeneron and Sanofi are committed to helping patients in the U.S. who are prescribed Dupixent gain access to the medicine and receive the support they may need with the DUPIXENT MyWay® program. For more information, please call 1-844-DUPIXENT (1-844-387-4936) or visit www.DUPIXENT.com.

Outside of the U.S., Dupixent is approved for specific patients with moderate-to-severe atopic dermatitis and certain patients with asthma in a number of other countries around the world, including the EU and Japan. Dupixent is also approved in the EU and Japan to treat certain adults with severe CRSwNP.

Dupilumab development program

In addition to the currently approved indications, Sanofi and Regeneron are also studying dupilumab in a broad range of clinical development programs for diseases driven by allergic and other type 2 inflammation, including pediatric asthma (6 to 11 years of age, Phase 3), pediatric atopic dermatitis (6 months to 5 years of age, Phase 2/3), eosinophilic esophagitis (Phase 3), chronic obstructive pulmonary disease (Phase 3), bullous pemphigoid (Phase 3), prurigo nodularis (Phase 3), chronic spontaneous urticaria (Phase 3), and food and environmental allergies (Phase 2). These potential uses are investigational, and the safety and efficacy have not been evaluated by any regulatory authority. Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for over 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to seven FDA-approved treatments and numerous product candidates in development, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, pain, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune®, which uses unique genetically-humanized mice to produce optimized fully-human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Contact Nicolas Kressmann Tel: +1 (908) 981-8745 Nicolas.Kressmann@sanofi.com	Sanofi Investor Relations Contact Felix Lauscher Tel: +33 (0)1 53 77 45 45 ir@sanofi.com

Regeneron Media Relations Contact Hannah Kwagh Tel: +1 (914) 847-6314 Hannah.Kwagh@regeneron.com	Regeneron Investor Relations Contact Justin Holko Tel: +1 (914) 847-7786 Justin.Holko@regeneron.com

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